Grupo Financiero Galicia S.A. Announces Results of Rights Offerings
BUENOS AIRES, February 12, 2025 — Grupo Financiero Galicia S.A. (Nasdaq: GGAL; Bolsas y Mercados Argentinos S.A./Mercado Abierto Electrónico S.A.: GGAL, the “Company”), one of Argentina’s largest financial services groups, announced on February 12, 2025, through the issuance of a press release, the results of its subscription rights offerings.

Having completed the integration date of the Company’s Class B ordinary shares, par value Ps.1.00 per-share (“Class B ordinary shares”), and following the completion of the concurrent rights offerings for holders of Class B ordinary shares and American Depository Shares (“ADSs”_, the result of the allotment of the Class B ordinary shares (including those represented by ADSs) is as follows:

1.Number of Class B ordinary shares requested by the holders of pre-emptive subscription rights and accretion rights in Argentina: 7,889,938 Class B ordinary shares.

2.Number of Class B ordinary shares allotted to the holders of pre-emptive subscription rights in Argentina: 6,463,580 Class B ordinary shares.

3.Number of Class B ordinary shares allotted to the holders of the accretion rights in Argentina: 1,426,358 Class B ordinary shares.

4.Number of Class B ordinary shares allotted by virtue of the rights offering (the “Rights Offering”) made to holders of American Depositary Shares (“ADSs”): 6,457,210 Class B ordinary shares (equivalent to 645,721 ADSs).

5.Number of Class B ordinary shares destined to the capitalization of HSBC credits accrued in connection with the acquisition of HSBC Latin America B.V.’s banking, asset Management, and insurance businesses in Argentina: 3,392,880 Class B ordinary shares (equivalent to 339,288 ADSs).

6.Total number of Class B ordinary shares to be issued on February 13, 2025: 17,740,028 (including 9,850,090 Class B ordinary shares represented by 985,009 ADSs).

As a result of the above, 1,325,032,079 Class B ordinary shares will be outstanding beginning on February 13, 2025.
A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
The information set forth in this press release, including Exhibit 99.1, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any other filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, regardless of any general incorporation language in such other filing.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Such forward-looking statements include, but are not limited to, those regarding the expected number of Class B ordinary shares, the anticipated delivery of ADSs, and the use of proceeds from the Rights Offering. Forward-looking statements generally can be identified by the use of such words as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue” or other similar terminology, although not all forward-looking statements contain these identifying words. Such statements are subject to numerous important factors, risks and uncertainties that may cause actual events or results to differ materially from current expectations and beliefs, including, but not limited to, risks and uncertainties related to: the occurrence of any event, change or other circumstance that could impact the expected timing, completion or other terms of the Rights Offering; the impact of general economic, industry or political conditions in the United States or internationally, as well as the other risk factors set forth under the caption “Item 3.D. Risk Factors” in our most recent annual report on Form 20-F, and from time to time in the Company’s other filings with the SEC. The information contained in this press release is as of the date indicated above. The Company does not undertake any obligation to release publicly any revisions to forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Non-Solicitation
This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.